Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-163560
Issuer Free Writing Prospectus dated January 15, 2010
Relating to the Preliminary Prospectus dated December 8, 2009

First Mariner Bancorp

Free Writing Prospectus Published or Distributed by Media

On January 15, 2010, Baltimore Business Journal, a daily local business newspaper covering the Baltimore metropolitan area, published an article that references the rights offering covered by the registration statement on Form S-1 filed by First Mariner Bancorp (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 8, 2009 (the “Registration Statement”), including the potential uses of proceeds. The article also includes quotes from the Company’s Chairman and Chief Executive Officer, Edwin F. Hale, Sr. The full text of the article is reproduced below.

The article was not prepared by or reviewed by the Company prior to its publication. You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement the Company filed with the SEC on December 8, 2009, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.  Statements in the article that are not attributed directly to Mr. Hale or that conflict with the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Full Text of the Baltimore Business Journal Article

Friday, January 15, 2010

Hale almost filed for bankruptcy

Banker-developer considered Chapt. 11 for real estate assets

Baltimore Business Journal - by Gary Haber Staff

[Picture Omitted]

Ed Hale came close to plunging his real estate holdings into Chapter 11 bankruptcy protection last year when a French bank moved to foreclose on his 17-story Canton Crossing tower.

His lawyer and even close friends and advisers told him it was the best thing for him.

Hale listened to none of them.

He feared a bankruptcy filing would cause a run on First Mariner Bank, the bank he created from the ground up 15 years ago. Though the bank had nothing to do with Hale’s real estate troubles, he knew that his face and the bank’s were too closely aligned in customers’ minds.

“I thought I had one more year to work out or sell the building,” Hale said. “The whole time I had a gun to my head.”

The “gun,” in this case held by French bank Natixis SA, forced Hale to sell the property to Corporate Office Properties Trust for $125 million. It was a low point for Hale, who has spent the past year trying to right both his real estate and banking empires.

In an interview with the Baltimore Business Journal Jan. 13, Hale talked of a year that has taken a toll on him mentally, physically and financially. But Hale, 63, is hardly licking his wounds. He has sold off assets to pay off creditors, is on his way to raising $20 million to shore up First Mariner’s status with federal regulators and wants to get the word out that he won’t be counted as a victim of the Great Recession.

“I’m not dead yet,” Hale said.

Those who know Hale say his decision against a bankruptcy filing reflects his love for First Mariner, the biggest local bank in town.

“Counsel was advising him to go into bankruptcy, and it would have been a better financial decision for him; but he did the right thing,” said Barry Bondroff, a director of First Mariner Bancorp, the bank’s parent company. “Bankruptcy would not have had a positive effect on the bank.”

Saving First Mariner

For Hale now, it’s all about the bank.

In the past year, he has been busy paying down his personal debt, including selling off his helicopter, the Merritt Athletic Club building in Canton and personal real estate holdings to the point where his debt has shrunk from $177 million to $13 million.

What money he has is devoted to getting $1.3 billion-asset First Mariner well-capitalized. With Provident Bank now history, Hale envisions a bank that can fill a void in lending to small and midsize businesses. “This is one of those watershed times, where we can make this into a very special institution,” he said.

He is focusing on growing the bank’s electronic offerings rather than physical branches and is encouraging younger staff to market on Twitter, Facebook and other social media. As for Hale, he calls himself a “dinosaur” when it comes to new technology. “I text my children, that’s about it,” Hale joked. “They almost faint when I do it.”

But Hale’s dinosaur reference stops there. He refuses to face extinction in his business dealings. In fact, he is ready to plunk down more of his money to get First Mariner healthy.

Hale, who is already First Mariner’s largest shareholder, said he plans to up his stake by buying more shares as part of the bank’s upcoming $20 million rights offering. He declined to say how many shares he will buy.

“I think if the leader of a company doesn’t have confidence in putting money into it, it sends a very poor message to everybody else,” Hale said. “I think it’s incumbent on me to do that, and the senior management and some of the directors.”

The former trucking company owner faced bank troubles before. He turned around Bank of Baltimore and sold it to First Fidelity Bancorp in 1994 for $346 million. Many speculated his next venture, First Mariner, was another opportunity to make money off a sale. Hale said he has had no offers to buy First Mariner, and wouldn’t want to sell if he did.

What went wrong

Hale kicks himself for mistakes made during the real estate boom four years ago. The problem, Hale said, was the bank’s ill-fated decision to sell so-called Alt-A mortgages in the Northern Virginia market, which he termed, “a big mistake made by people who are no longer here.” Alt-A loans are loans in which borrowers don’t have to provide much documentation of their income.

It turned out that substantial numbers of borrowers in Northern Virginia’s overheated housing market couldn’t afford to repay those loans. That cost First Mariner between $25 million and $30 million, the same amount of capital it now must raise, Hale said.

“It has exposed the bank to the housing downturn more than it otherwise would have,” said Anirban Basu, a First Mariner director.

Hale said First Mariner also got caught up in the problems of now-defunct investment bank Bear Stearns. First Mariner was selling many of its mortgage loans to Bear without any problems.

Hale said he relied on the representations of people at the bank that the investment house couldn’t return the loans to First Mariner. He conceded he never read the details of the loan documents that actually allowed Bear to return them, which is what Bear did when it ran into problems. That saddled First Mariner with problem loans it is still in the process of resolving.

“They did come back,” Hale said of the loans. “There were little provisions inside the documents that I never read myself personally. I depended on people [who said] that they could not come back.”

The comeback

It’s obvious Hale thinks about those loans often. He said he internalized many of his problems and fears what the long-term effects might be on his health. At the same time, he doesn’t even think of retiring or taking it easy.

Hale said his plans with developer Greenberg Gibbons to build a retail complex at Canton Crossing anchored by Target and a Harris Teeter supermarket are moving ahead. Both retailers are still on board, Hale said. He expects the environmental cleanup of the site to be completed between April and June and for preliminary site work to begin by this time next year.

Meanwhile, he still has work to do and money to raise at First Mariner.

“It’s not completely turned around, but it’s going in the right direction,” he said. “It’s a work in progress.”

Forward-Looking Statements

This free writing prospectus, the documents incorporated by reference herein, the final prospectus and any related prospectus supplement contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not represent historical facts, but are statements about management’s beliefs, plans and objectives about the future, as well as its assumptions and judgments concerning such beliefs, plans and objectives. These statements are evidenced by terms such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions. Although these statements reflect management’s good faith beliefs and projections, they are not guarantees of future performance and they may not prove true. These projections involve risk and uncertainties that could cause actual results to differ materially from those addressed in the forward-looking statements. For a discussion of these risks and uncertainties, see the section entitled “Risk Factors” of the periodic reports that First Mariner Bancorp files with the SEC, as well as in the preliminary prospectus, in the final prospectus and in any related prospectus supplement contained within the Registration Statement the Company filed with the SEC on December 8, 2009, as amended.” Factors that could affect actual results include but are not limited to: general market rates; changes in market interest rates and the shape of the yield curve; general economic conditions; participation of senior management and directors in the rights offering covered by the Registration Statement; real estate markets; legislative and regulatory changes; monetary and fiscal policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of First Mariner’s loan and investment portfolios; demand for loan products; level of loan and mortgage-backed securities repayments; deposit flows; competition; demand for financial services in our markets; and changes in accounting principles, policies or guidelines.

These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are necessarily only estimates of future results or actions and there can be no assurance that actual results or actions will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed above and to the Risk Factors references herein. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll free 1-888-742-1305.  The documents can also be obtained for free from the “Investor Relations — Documents” section of the Company’s website at http://www.snl.com/Irweblinkx/doc.aspx?IID=1024706&DID=10449498.